Employment Agreement

Effective June 1 , 2005

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
(hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Larry Simpson
(hereinafter referred to as LS)
51 Belmont Blvd.
Georgetown, Ontario CANADA L7G 6C4

Whereas, Larry Simpson (LS) , is the President and Chief Executive Officer (CEO), of HBN, and also is a member of the Management Committee which reports directly to the Board of Directors of SIHC on a scheduled basis to be agreed upon and that,

  The Management Committee shall also include Keith Blackwell, Troy Griffin, and possibly certain other individuals as appointed unanimously by the Committee and confirmed by Larry Simpson to the Board of Directors, and
  The Management Committee is an advisory task force which draws its authority for implementing its decisions through the offices of the committee members.

          Now therefore and in consideration of the foregoing, it is hereby agreed as follows:
                    LS will continue in the position of President and CEO for HBN, and sit on Management Committee.

  The term of this agreement shall be for a two (2) year period of time and take full effect upon signing of this agreement.

  This agreement can be renewed upon expiry in accordance with negotiations between the parties and the SIHC Board of Directors which shall begin at least three (3) months prior to the expiration of this initial agreement, or it may be altered at any other time by mutual agreement of the parties, and the SIHC Board of Directors.
  LS shall receive an annual salary of $90,000 paid bi-monthly on the first and fifteenth of each month commencing on June 1st, 2005, and a monthly tax-free travel allowance of $850.00.
  LS shall receive an allocation of 35,000 Class A Common shares of SIHC for each installation that becomes operational, to a maximum in total of 525,000 shares.
  LS shall receive a bonus of 5% of HBN pre-tax income to a maximum of $200,000 per year
  LS shall receive a 15% commission on paid advertising sales, made exclusively by him, for Racing Unified Network (RUN) to a maximum of $100,000 per year.
  Upon signing of this agreement, LS shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 500,000 unrestricted Class A Common shares (trading symbol SGIHF) at Twelve cents US funds ($0.12US) per share without restriction and tradable upon insurance.
  LS shall be paid reasonable bonuses as determined by the Chief Financial Officer.
  Reasonable, or pre-approved expenses incurred by LS on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

LS may resign at any time in which case no further payments are owing. If LS resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement supercedes all previous agreements with the companies SIHC and HBN and shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ T. Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Karly Blackwell

Karly Blackwell
Print Name:

And,

/s/ Larry Simpson
Larry Simpson

Witnessed by: /s/ Karly Blackwell

Karly Blackwell
Dated this 1st day of June, 2005.